ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

                                   January 11, 2021

Via Edgar

Ms. Kathryn Jacobson

Mr. Robert Littlepage

Mr. Michael C. Foland

Ms. Kathleen Krebs

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Versus Systems Inc.
Amendment No. 3 to
Registration Statement on Form F-1
Filed November 20, 2020
File No. 333-250868

Ladies and Gentlemen:

On behalf of our client, Versus Systems Inc., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form F-1 (as amended, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2020.

Amendment No. 3 reflects the response of the Company to the comment received from the Staff of the Commission (the “Staff”) in a letter dated January 8, 2021 (the “Comment Letter”). In addition to addressing the comment received from the Staff, the Company has also revised the Registration Statement in Amendment No. 3 to update other disclosures in the Registration Statement.

Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the response to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein.

The Company has asked us to convey the following response to the Staff:

Securities and Exchange Commission

January 11, 2021

Amendment No. 2 to Registration Statement on Form F-1

Consolidated Financial Statements
3. Significant Accounting Policies
Revenue Recognition, page F-50

1.	We note the disclosure provided on page 46 in response to our previous comment 5. Please expand your revenue recognition policy disclosure to describe your revenue earning arrangements under the HP agreement and the specific details of your policies so the nature of your performance obligations and the related revenue recognition policies are transparent

Response:	The Company has complied with the Staff’s request by adding additional disclosure regarding its revenue recongition policy to the notes to its unaudited financial statements for the nine-month period ended September 30, 2020. Please see page F-50 of Amendment No. 3.

* * *

As it is the goal of the Company to commence marketing the offering contemplated by the Registration Statement on January 12, 2021 and to have the Form F-1 declared effective shortly thereafter, the Company would greatly appreciate the Staff’s review of Amendment No. 3 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Craig Finster
Versus Systems Inc.